EXHIBIT 99.1

B2Gold Provides Construction Update for the Goose Project in Nunavut, Canada

VANCOUVER, British Columbia, June 23, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to provide a construction update on the Goose Project, located in the 100% owned Back River Gold District in Nunavut, Canada. B2Gold acquired the Back River Gold District as part of the acquisition of Sabina Gold & Silver (“Sabina”) in April 2023.

Goose Project Construction Update Highlights

  Goose Project remains on schedule for mill completion in Q1 2025: The 2023 winter ice road season was completed, with B2Gold receiving all critical materials necessary to maintain the schedule to complete construction of the mill in the first quarter of 2025. Currently, camp construction is underway, generators are being installed, and construction workshops are being erected.

  Total initial capital expenditure estimate of C$800 million, in line with B2Gold expectations since the Sabina acquisition announcement, reflects scope changes to further optimize the Goose Project: B2Gold has updated the construction budget to de-risk the project and construct a reliable and low operating cost mine. In addition, the Company has made the decision to accelerate underground mining development to increase annual gold production over the first five years of the mine plan, including the mining of the Umwelt crown pillar (discussed below). The cost to accelerate underground mining is estimated at an additional C$90 million.

  Accelerated underground mining development to increase average gold production in the first five years to over 300,000 ounces per year: Mining is underway in the Echo open pit, which will be mined out prior to process commissioning to provide tailings storage capacity. Underground mining has exceeded 1,500 meters of horizontal development and the initial ventilation raise will reach the surface shortly.

  Underground mining is now scheduled to mine and backfill the full Umwelt crown pillar earlier in the mine life, which is expected to contribute over 150,000 ounces of gold production to the life of mine plan: Geotechnical and mine design and engineering is underway with the goal of mining and backfilling the crown pillar prior to completion of the Umwelt open pit using long-hole stoping methods to increase production rates and reduce operating costs. The crown pillar zone contains over 150,000 ounces of gold, which will be mined and processed earlier in the mine life than prior mine plans.

  First winter ice road successfully brought all required materials to complete building envelopes in 2023: Concrete, steel, and consumables required for construction were successfully transported to the Goose Project site on the winter ice road and are staged at the construction site. Construction equipment including cranes, generators, welders, lifts, and tooling are in operation and being used for camp and workshop construction. Completion of the 2023 winter ice road successfully de-risked the development of future winter ice roads.

  Site construction is ongoing, led by Kieran Loughran, who has successfully managed five construction projects for B2Gold and its predecessor company Bema Gold: Mr. Loughran and the B2Gold in-house construction team have successfully built the following projects on-time and on-budget over the past three decades: the Julietta and Kupol mines in Russia, the La Libertad mine in Nicaragua, the Otjikoto mine in Namibia, and the Fekola mine in Mali. The B2Gold in-house construction team is complemented by key personnel previously working on the project with Sabina.

Goose Project Initial Capital Build-Up

Category		Approximate Amount	B2Gold Commentary
Initial Capital Expenditure (“Capex”) Estimate – March 2021 Feasibility Study	C$M	$610	Initial capex estimate from March 2021 NI 43-101 Feasibility Study for the Goose Project
Inflationary Impacts through Sabina Acquisition Closing (April 2023)	C$M	$130	Total inflation of ~20%, in line with industry inflationary pressures from 2021 to 2023
Last Sabina Internal Capex Estimate – April 2023	C$M	$740
B2Gold In-House Construction and Purchasing Teams	C$M	($70)	Savings due to the use of B2Gold’s in-house construction and purchasing teams
B2Gold Design Changes and Consumables Pricing	C$M	$130	Additional equipment, steel, and tankage to ensure reliable and low cost operation Inflation of fuel and consumables to market prices
Updated Initial Capex Estimate	C$M	$800	Updated initial capex to execute a de-risked Goose Project based on the March 2021 Feasibility Study
Accelerated Underground Mining	C$M	$90
  Underground mining accelerated to increase gold production over first five years of the mine life
  Accelerates mining of the Umwelt crown pillar, which contributes over 150,000 ounces of gold production to the life of mine plan

Total Project Cost Estimate	C$M	$890	Total project costs required to execute an improved Goose Project
Less: Project Costs Incurred Through April 2023	C$M	($340)	Project costs incurred by Sabina through April 2023
Remaining Project Costs to be Incurred by B2Gold	C$M	$550	Project costs to be incurred by B2Gold through Q1 2025

In addition, B2Gold will undertake a build up of working capital over the next 24 months in order to materially de-risk the execution of the production ramp-up phase. Areas of focus for working capital include:

  Accelerated purchase and additional storage of diesel fuel to manage the requirements of operations in 2025;
  Critical inventory of consumables and spares for mining and processing to avoid the requirement for air transport; and
  Development of open pit and underground ore stockpiles to provide a consistent and uninterrupted feed to the process plant.

B2Gold Goose Project Capital Changes

Utilization of B2Gold In-House Construction and Purchasing Team

Since closing of the acquisition of Sabina in April 2023, B2Gold has worked to integrate its in-house construction team with the Sabina team, as well as rescope the external contractors working on the Goose Project. Through these integration efforts and based on prior experience at B2Gold’s current operations, the Company estimates that moving to an owner-operated construction model versus a fixed priced EPC contract for the construction of the process plant will save money and result in a mill with higher availability and lower sustaining capital requirements. Using an owner-operated team also allows for flexibility in construction and the ability to refocus construction activities as needed.

In addition, the B2Gold in-house purchasing team has identified significant savings by purchasing certain mobile equipment versus the ‘lease to own’ purchase model utilized by Sabina, and through lower negotiated pricing for certain reagents and consumables required for project construction and commissioning.

B2Gold Design Changes and Consumables Pricing

Through the due diligence period of the acquisition of Sabina and now managing the Goose Project, the B2Gold team has identified various items that will be added to the original Sabina scope in order to further de-risk the construction phase and maximize the long-term value of the asset. These items include, among others:

  Emulsion explosives plant and mining support fleet;
  Additional power generation capacity and expanded site power distribution;
  Additional shipping redundancy costs to further de-risk the timing of mill completion in Q1 2025;
  Secondary steel including platforms, grating, and handrails to meet project and safety requirements;
  Information Technology and Enterprise Resource Planning improvements;
  Improved on-site assay lab; and
  Additional fuel tanks at the Marine Laydown Area and at the Goose Project to provide extended on-site operating reserves (and to support potential project expansions).

In addition, the Company has used current market pricing for costing of various consumables utilized during the construction phase, mainly related to fuel and diesel.

Goose Project Update Life of Mine Plan

The B2Gold technical team continues to analyze ways to optimize the Goose Project life of mine plan. Areas of optimization currently being studied include:

  Mining of the Umwelt crown pillar
    The crown pillar between the Umwelt open pit and underground mining areas contains over 150,000 ounces of gold and was only partially included in prior production schedules.
    Geotechnical and mine design and engineering is underway with the goal of mining and backfilling the crown pillar prior to completion of the Umwelt open pit.

  Underground mining method
    Development mining is effective in complex high grade deposits, but with relatively high mining costs.
    The B2Gold engineering team has determined that most of the Umwelt underground mine can be mined effectively with long-hole stoping, which is expected to reduce costs and increase ore production rates.

  Renewable power generation
    The Sabina team identified the potential for wind power generation during prior ownership, and studies are in progress to identify the best solution and to quantify the potential operational and cost impact to the Goose Project.

B2Gold anticipates the completion of an updated Goose Project life of mine plan in the second half of 2023.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Canada, Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statement”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, and including, without limitation: total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023; the completion of mill construction at the Goose Project being completed in the first quarter of 2023; the capital cost estimate for the Goose Project being approximately C$890 million; the underground mining now scheduled to include 150,000 ounces from the Umwelt crown pillar; the Umwelt underground mine being mined with long-hole stoping, which could reduce costs and increase ore production rates; the identification of various items that will be added to the original Sabina scope in order to de-risk the construction phase and maximize the long-term value of the asset. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com